Exhibit 21.1

Subsidiaries of Taiwan Liposome Company, Ltd.

NAME OF SUBSIDIARY	STATE OF OTHER JURISDICTION OF INCORPORATION
TLC Biopharmaceuticals, Inc.	Delaware
TLC Biopharmaceuticals, B.V.	Netherlands
TLC Biopharmaceuticals, (H.K.) Limited	Hong Kong
TLC Biopharmaceuticals, (Shanghai) Limited	China
TLC Biopharmaceuticals Pty Ltd	Australia
TLC Biopharmaceuticals Japan Co., Ltd	Japan